[redacted]

08031148

(Amendment)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC Mail Processing Section
APR 18 2008
Washington, DC

SEC FILE NUMBER
8-52214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J K Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 W. Orangewood Ave. Ste. 209
(No. and Street)

Orange, CA 92868
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph J. Zheng (714)704-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melody Yu & Co., CPA
(Name – *if individual, state last, first, middle name*)

17800 Castleton St. Ste. 210, City of Industry, CA 91748
(Address) (City) (State) (Zip Code)

PROCESSED
APR 29 2008 E
THOMSON REUTERS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph J. Zheng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J K Financial Services, Inc., as of 4/16/2008, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

4IU
1498251
California
County
Jul 2, 2008

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On 17th April, 2008 before me, Brenda Chiu / Notary Public, (Here Insert Name and Title of the Officer)

(Date)

personally appeared Joe Jiankang Zheng (Name(s) of Signer(s))

______________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(s), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

BRENDA CHIU
Commission # 1498251
Notary Public - California
Los Angeles County
My Comm. Expires Jul 2, 2008

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: 4-17-2008 Number of Pages: 1

Signer(s) Other Than Named Above: ______________________________

BREN… Commissi… Notary Pub… Los Ange… My Comm. Ex…

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________

Signer Is Representing: ______________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______________________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________

Signer Is Representing: ______________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

J K FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

TABLE OF CONTENTS

MELODY YU & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

17800 CASTLETON STREET, #210 TEL: (626) 913-2278
CITY OF INDUSTRY, CA 91748 FAX: (626) 913-2860

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
J K FINANCIAL SERVICES, INC.

I have audited the accompanying balance sheet of **J K FINANCIAL SERVICES, INC.,** as of December 31, 2007, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial statements of **J K FINANCIAL SERVICES, INC.,** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Melody Yu & Co., CPA

MELODY YU & CO., CPA

City of Industry, California
February 21, 2008

J K FINANCIAL SERVICES, INC.

BALANCE SHEET

DECEMBER 31, 2007

ASSETS

Cash	$66,849
Property and equipment, at cost, less accumulated depreciation of $26,992	8,645
Long-term investments	49,490
Start-up expenditures, at cost, less accumulated amortization of $15,368	0
	$124,984

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	$0
Commitments and contingent liabilities	0
Stockholder's equity:	
Common stock, no par value, authorized 200,000 shares, outstanding 115,000 shares	115,000
Retained earnings	9,984
Total stockholder's equity	124,984
	$124,984

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

Revenue	
Commissions	$175,428
Interest	2,519
	177,947
Expenses	
Employee compensation and related payroll taxes	17,335
Commission	58,344
Communication and data processing	5,821
Occupancy	9,968
Operating expenses	48,567
	140,035
Income before income taxes	37,912
Provision for income taxes	800
NET INCOME	$37,112

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock No Par Value; 200,000 Shares Authorized			
	Number of Shares Issued	Amount	Retained Earnings	Total
Balance Beginning of year	115,000	$115,000	$10,011	$125,011
Net income			37,112	37,112
Distribution of S corp's earnings			(37,139)	(37,139)
Balance End of year	115,000	$115,000	$9,984	$124,984

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net Income	$37,112
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	4,097
Increase (Decrease) in:	
Accrued expenses	(3,921)
Total adjustments	176
Net cash provided by operating activities	37,288
Cash flows from investing activities	
Acquisition of property and equipment	(3,975)
Increase in long-term investments	(5,690)
Net cash used in investing activities	(9,665)
Cash flows from financing activities	
Distribution of S corporation earnings	(37,139)
Net cash used in financing activities	(37,139)
Net increase (decrease) in cash	(9,516)
Cash at beginning of year	76,365
Cash at end of year	$66,849

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California Corporation that incorporated on October 20, 1999.

2. – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in the business as a securities broker-dealer and insurance agency, which comprises scveral classes of services, including equities transactions, life and health insurance transactions.

Calendar Year
The Company adopted a calendar year that ends on December 31, effective for the year ending in 2000.

Property and Equipment
Properties and equipment are stated at cost. The costs are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life, are charged to expense as incurred. When property and equipment are retired or otherwise disposal of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

Long-term Investments
Long-term investments are stated at fair market value, adjusted for amortization of premium and accretion of discounts. The Company intends to hold more than a year.

Start-up Expenditures
Start-up expenditures consist principally of consulting, registration and others. Such costs are capitalized and are amortized over a five-year period. Amortization charged to operations was $0.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Commissions
Commission and related clearing expenses are recorded on trade-date basis as securities transactions occur.

Income Taxes
The provision for income taxes is based on income and expense reported in the financial statements which may differ from that reported for income tax purposes. Accordingly, deferred income taxes are provided in recognition of temporary differences. These differences arise principally from the use of accelerated method of depreciation of income tax purposes.

Depreciation and Amortization
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Start-up expenditures are amortized over five years.

Statement of Cash Flows
For purpose of the Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

3. – LOAN RECEIVABLE - STOCKHOLDER

The loan receivable is a non-interest-bearing loan to the President of the Company. The loan was repaid in 2007.

4. – PROPERTY AND EQUIPMENT

Major categories of property and equipment, including their depreciable lives are as follows:

	Cost	Lives
Machinery and equipment	$25,781	3-7 years
Office furniture and fixtures	9,856	7-10 years
	35,637	
Less accumulated depreciation	(26,992)	
Net	$ 8,645	

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

5. – LONG-TERM INVESTMENTS

The Company purchased 1,000 shares of common stock of NASDQ phase II Private Placement at $13.00 per share, 200 shares of common stock of NASDQ phase II private placement at $14.00 per share, 200 shares of warrants at $14.00 per share and 1,400 shares of warrants at $16.57 per share as investment. Such investment will be held more than a year.

6. – COMMITMENTS

The Company entered into a lease for their office facilities. The terms of the lease provide for a monthly lease payment of $863 per month and expire on June 30, 2010.

The lease has been accounted for an operating lease. Minimum future annual rental commitments for these leases are as follows:

Year Ending	Amount
December 31, 2008	$10,356
December 31, 2009	10,356
June 30, 2010	5,178

Rent expense for the year ended December 31, 2007 was $ 9,968.

7. – INCOME TAXES

Effective October 1, 2000, the Company elected to be taxed as an S-Corporation under the provision of the Internal Revenue Code (and comparable California Statutes) and to have its net taxable income or loss (except for certain capital gain transaction) reported by its stockholders. Had the Company not made such election, the provision for income tax would have been increased by approximately $8,850 for the year ended December 31, 2007. The provision for income taxes represents the state income tax imposed at the corporate level upon S-Corporation.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

8. – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not withdrawn or cash dividends paid if the resulting net capital ration would exceed 8 to 1. At December 31, 2007, the Company has net capital of $105,203 which was $100,203 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1.

9. – SUPPLEMENTAL CASH FLOWS INFORMATION

Income tax payments for the year ended December 31, 2007 amount to $800.

10. – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS, PURSUANT TO RULE 15c3-3

The Company is exempt from the Computation of Reserve Requirements pursuant to the (k)(2)(ii) exemptive provision under SEC Rule 15c3-3 as the Company does not hold customer funds or securities.

11. – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company is exempt from the Possession or Control Requirements pursuant to the (k)(2)(ii) exemptive provision under SEC Rule 15c3-3 as the Company does not hold funds or securities.

MELODY YU & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

17800 CASTLETON STREET, #210
CITY OF INDUSTRY, CA 91748

TEL: (626) 913-2278
FAX: (626) 913-2860

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECRUITIES AND EXCHANGE COMMISSION

To the Board of Directors of
J K FINANCIAL SERVICES, INC.

I have audited the accompanying financial statements of **J K FINANCIAL SERVICES, INC.**, as of December 31, 2007, and for the year then ended, and have issued my report thereon dated February 21 2008. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11-15 is presented for the purposes of additional analysis and is not required by rules 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Melody Yu & Co., CPA

MELODY YU & CO., CPA

City of Industry, California
February 21, 2008

J K FINANCIAL SERVICES, INC.

COMPUTATION FOR NET CAPITAL UNDER RULE 15C-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Net Capital	
The stockholder's equity	$124,984
Deduction and/or charges:	
Net property and equipment	(8,645)
	(8,645)
Net capital before haircuts on securities position	$116,339
Haircuts on securities (computed where applicable pursuant to 15 c 3-1 (F):	
Other securities	(7,424)
Undue concentration	(3,712)
	(11,136)
Net Capital	$105,203
Computation of basis net capital requirement	
Minimum net capital required	$5,000
Ratio: Aggregate indebtedness to net capital	0.00 to 1

See independent auditor's letter on supplemental information

J K FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C-3 OF SECURITIRES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 0.00
Monies borrowed collateralized by securities carried for the accounts of customers	0.00
Monies payable against customers' securities loaned	0.00
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	0.00
Credit balances in firm accounts that are attributable to principal sales to customers	0.00
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	0.00
Market value of short security count differences over thirty calendar days old	0.00
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	0.00
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	0.00
Total credit items	$0.00

See independent auditor's letter on supplemental information.

MELODY YU & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

17800 CASTLETON STREET, #210 TEL: (626) 913-2278
CITY OF INDUSTRY, CA 91748 FAX: (626) 913-2860

To the Board of Directors of
J K FINANCIAL SERVICES, INC.

In planning and performing my audit of the financial statements and supplemental schedules of **J K FINANCIAL SERVICES, INC.** (the Company), for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Melody Yu & Co., CPA

Melody Yu & Co., CPA

City of Industry, California
February 21, 2008

J K FINANCIAL SERVICES, INC.

STATEMENT OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2007

Operating expenses	
Automobile	9,820
Bank charges	20
Depreciation	4,097
Entertainment	3,591
Insurance	4,737
License and permits	1,889
Office expense	12,809
Postage	663
Professional fee	1,810
Recruiting	2,100
Supplies expense	2,875
Travel	4,156
	$48,567

See independent auditor's letter on supplemental information

END